

August 23, 2013

Via E-mail
Mr. Martin D. Wilson, President
Armstrong Energy, Inc.
7733 Forsyth Boulevard, Suite 1625
St. Louis, Missouri 63105

> **Re: Armstrong Energy, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted July 30, 2013**
> **CIK No. 0001532288**

Dear Mr. Wilson:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

2. Please supplementally confirm that the offer will be open for at least 20 full business days to ensure compliance with Exchange Act Rule 14e-1(a). Further, please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Securities Act Rule 424.

3. As currently represented, the offer could be open for less than 20 full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what ultimately may be the twentieth business day following commencement. See Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980). Please confirm that the offer will be open through midnight on the twentieth business day. See Exchange Act Rule 14d-1(g)(3).

4. We note that you withdrew your Form S-1, originally filed on October 12, 2011, on July 25, 2013. We further note that that offering was being conducted concurrently with that of Armstrong Resource Partners, L.P., which also filed its initial Form S-1 on October 12, 2011. Please advise us of the status of that offering, as the registration statement was last amended on July 2, 2012.

Inside Front Cover of Prospectus

5. Please revise to provide the information required by Item 2 of Part I of Form S-4. In this regard, we are unable to locate the information set forth in subsections (1) and (2).

Industry and Market Data, page iii

6. We note your statements that "we have not independently verified any of the data obtained from third-party sources nor have we ascertained the underlying economic assumptions relied upon therein." Please add disclosure confirming that the company is responsible for all of the disclosure in the prospectus. In addition, please remove such language, as this statement implies you are not responsible for the accuracy of the information you elect to include in your prospectus.

Dealer Prospectus Delivery Obligation, page iii

7. Please move the dealer prospectus delivery obligation to the outside back cover page of the prospectus. Please refer to Item 502(b) of Regulation S-K.

Prospectus Summary, page 1

8. We note your discussion of Yorktown Partners LLC and that you have not provided any context for mentioning this entity. Please revise to include a summary of your corporate structure. Consider including a diagram to illustrate your relationships. Provide a more detailed discussion in your Business section.

Risk Factors, page 16

Risks Related to the Exchange Notes, page 33

We have a substantial amount of indebtedness, which may adversely affect our cash flow. . . , page 33

9. Please break-out the components of your consolidated debt. In addition, please revise your disclosure to quantify your lease and royalty obligations.

10. Please discuss as a separate risk factor the risk associated with a default of the covenants under the revolving credit facility, as discussed in the second paragraph of the second risk factor on page 34

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 48

Results of Operations, page 51

11. We note the disclosure in the first paragraph on page 51 regarding your anticipated coal production. Please tell us why you have not provided price information from the committed and priced category.

Adjusted EBITDA, page 54

12. We note that you present a discussion of the non-GAAP measure Adjusted EBITDA without a corresponding discussion of the comparable GAAP measure. Please revise to present a discussion of the comparable GAAP measure with equal or greater prominence or remove the discussion of the non-GAAP measure. Please refer to the guidance in Item 10(e)(1)(i) of Regulation S-K.

Business, page 81

13. Please describe the general development of the business of the company, its subsidiaries and any predecessors during the past five years, as required by Item 101(a) of Regulation S-K.

Executive Officer Compensation, page 117

14. We note the bonuses paid to your named executive officers. Discuss in greater detail how the bonuses were awarded. Discuss in greater detail the performance criteria used in determining the bonus and to the extent there were performance targets, disclose.

15. We note the lack of disclosure regarding payments upon termination or a change in control. However, the prior Form S-1 included disclosure of such provisions, which appeared to be found in employment agreements that are still in place. Please advise whether such provisions are no longer in force or revise to provide the disclosure, as required by Item 402(q)(2) of Regulation S-K.

Certain Relationships and Related Party Transactions, page 125

16. Please provide all of the disclosure required by Item 404(a) of Regulation S-K. See Instruction 1 to Item 404. We note transactions that occurred in 2011 that were disclosed in the prior Form S-1 but were not included in this disclosure. Please revise or advise.

17. Please disclose the amount paid pursuant to the Credit and Collateral Support Fee and Indemnification and Right of First Refusal Agreement.

The Exchange Offer, page 129

18. We note that you hare registering the Exchange Notes in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (May 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you hare registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Sherman & Sterling no-action letters.

Expiration Date; Extensions; Amendments, page 131

19. Please advise us as to how oral notice of any extension is reasonably calculated to reach registered holders of the outstanding notes or otherwise satisfies the requirements of Exchange Act Rule 14e-1(d). We note similar disclosure on page 136.

Acceptance of Outstanding Notes for Exchange; Delivery of Exchange Notes Issued in the Exchange Offer, page 133

20. We note the disclosure indicating that you will accept "promptly" after the expiration date all Outstanding Notes properly tendered and will issue Exchange Notes. Rule 14e-1(c) required that you exchange the notes or return the Outstanding Notes "promptly" upon expiration or termination of the offer, as applicable. Please revise here and throughout the document, as necessary.

Description of Exchange Notes, page 138

21. We note that you describe the guarantees and "fully and unconditionally guaranteed. We then note that you describe certain circumstances that will release the guarantee. Please revise throughout your document to add qualifying language.

Consolidated Financial Statements

General

22. Please note the financial statement updating requirements per Rule 3-12 of Regulation S-X.

Notes to Consolidated Financial Statements

15. Long-Term Debt, page F-22

23. It appears from your disclosure that the Senior Secured Notes due in 2019 and the 2012 Credit Facility is fully and unconditionally, jointly and severally guaranteed by substantially all of your subsidiaries. Please provide us with a detailed discussion how you considered the guidance in Rule 3-10 of Regulation S-X in assessing the level of financial information that should be presented for each of these subsidiaries.

Exhibits

24. We note that Exhibits 10.1, 10.31, 10.32, 10.40, 10.43, 10.44 and 10.46 are missing exhibits, schedules and/or attachments. Please revise to file each exhibit in its entirety as required by Item 601(b)(10) of Regulation S-K.

25. We note that you have not filed several exhibits, including counsel's legality opinion and your auditor consents. Please note that we may have comments on these exhibits once you file them and will need adequate time to review them before we will entertain a request to accelerate the effectiveness of the registration statement.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Blaise Rhodes at (202) 551-3774 or Angela Halac at (202) 551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Wilson at (202) 551-6047 or Pamela Howell at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director